Exhibit 99.86

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

Skeena Closes First Tranche of Oversubscribed Private Placement

Vancouver, BC (March 31, 2020) Skeena Resources Limited (TSX.V: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce that today it has closed the first tranche of the non-brokered private placement offering (the “Offering”) announced on March 10, 2020. Skeena collected gross proceeds of approximately C$15 million from the sale of 13,000,000 BC super-flow-through shares at a price of C$1.155 per share.

Due to strong demand for flow-through shares from outside of British Columbia, the Company has upsized the offering to C$30 million and has added a National flow-through component at $1.05 per share. The Company expects to close the balance of the Offering in mid-April.

The net proceeds of the Offering will be used to fund exploration activities on the Company’s projects in the Golden Triangle of British Columbia. The closing of the Offering is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the acceptance of the TSX Venture Exchange. The securities issued under the Offering will be subject to a statutory hold period in Canada expiring four months and one day from each closing date.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Skeena

Skeena Resources Limited is a junior Canadian mining exploration company focused on developing prospective precious metal properties in the Golden Triangle of northwest British Columbia, Canada. The Company’s primary activities are the exploration and development of the past-producing Eskay Creek mine and Snip mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.